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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 1-15297

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

WATER PIK TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	25-1843384 (IRS Employer Identification No.)

23 Corporate Plaza, Suite 246
Newport Beach, CA 92660
(Name and address of principal executive office of issuer of securities)

Registrant's telephone number, including area code: (949) 719-3700

Water Pik Technologies, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedule

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2001, and for the period from April 1, 2000 (inception) through December 31, 2000	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	11

Report of Independent Auditors

Personnel and Compensation Committee
Water Pik Technologies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Water Pik Technologies, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001, and for the period from April 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, and for the period from April 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

Woodland Hills, CA
May 16, 2002

Water Pik Technologies, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Assets
Investments at fair value:
Mutual funds	$14,628,600	$13,306,345
Money market funds	4,132,877	2,987,823
Common stock	728,069	492,518
Participant loans	590,307	533,722

Total investments	20,079,853	17,320,408
Contributions receivable	—	66,827

Total assets	20,079,853	17,387,235
Liabilities
Refunds of excess contributions	36,316	83,680

Net assets available for benefits	$20,043,537	$17,303,555

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2001	Period from April 1, 2000 to December 31, 2000
Additions:
Contributions:
Employer	$2,551,722	$1,800,987
Employee	2,707,609	2,263,757
Interest and dividend income	564,958	816,684
Transfers to plan	43,480	15,025,693

Total additions	5,867,769	19,907,121
Deductions:
Distributions to participants	1,282,166	801,653
Net depreciation in fair value of investments	1,831,301	1,796,946
Other, net	14,320	4,967

Total deductions	3,127,787	2,603,566

Net increase	2,739,982	17,303,555
Net assets available for benefits at beginning of year	17,303,555	—

Net assets available for benefits at end of year	$20,043,537	$17,303,555

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The Water Pik Technologies, Inc. Retirement Plan (the Plan) was established on April 1, 2000.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. All regularly scheduled full-time and part-time U.S. domestic employees of Water Pik Technologies, Inc. (the Company) are eligible to participate in the Plan on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may make contributions of between 1% and 15% of pretax annual compensation, as defined in the Plan, up to an annual maximum as determined by the Internal Revenue Service. Each pay period, the Company matches 50% of contributions of employees who have completed 90 days of service up to an annual maximum of the greater of 3% of compensation, as defined, or $1,000.

Each plan year, for employees who have completed 90 days of service, the Company also contributes non-elective contributions of 2.0% of hourly active participants' compensation, as defined, and 4.5% of salaried active participants' compensation, as defined. In addition, the Company may make annual discretionary contributions in an amount to be determined at the end of the plan year by the Board of Directors. There were no discretionary contributions to the Plan at December 31, 2001 and 2000.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching, non-elective and discretionary contributions and an allocation of the Plan's earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balances in their accounts.

Participants direct contributions, including Company matching, non-elective and discretionary contributions, into one or more investment options offered by the Plan. Participants can choose to invest their contributions in the common stock of Water Pik Technologies and in the following Fidelity funds: Fidelity Fund, Retirement Money Market Portfolio, Managed Income Portfolio, Capital and Income Fund, U.S. Bond Index Fund, Spartan® U.S. Equity Index Fund, Aggressive Growth Fund, Dividend Growth Fund, Low-priced Stock Fund, OTC Portfolio, Diversified International Fund, Overseas Fund, Freedom Income Fund (SM), Freedom 2000 Fund (SM), Freedom 2010 Fund (SM), Freedom 2020 Fund (SM), Freedom 2030 Fund (SM) and Freedom 2040 Fund (SM).

In accordance with the Employee Benefits Agreement between the Company and Allegheny Technologies Incorporated ("ATI") pursuant to the spin-off of the Company from ATI on November 29, 1999, participants in the Plan are not allowed to direct contributions into the common stock of ATI or Teledyne Technologies, Inc. However, amounts transferred into the Plan can remain in these funds until December 30, 2002. Participants' balances in these funds are required to be transferred into one or more of the other investment options offered by the Plan prior to December 30, 2002. Any balances remaining in these funds at December 30, 2002 will be liquidated by the Plan administrator and the proceeds reinvested in Water Pik Technologies, Inc. common stock.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 or (b) 50% of their vested account balance. Loans are repayable over periods of up to five years (ten years for loans to purchase the participant's primary residence). A participant may have only one loan outstanding at any time. Outstanding participant loans must be repaid upon the participant's termination of employment with the Company.

Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of each calendar quarter preceding the loan origination date.

Vesting

Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company as of March 31, 2000 are fully vested in Company matching contributions regardless of years of service. Eligible employees hired subsequent to March 31, 2000 vest in Company matching contributions under the following schedule:

Years of Service	Vesting Percentage
1 year	25%
2 years	50%
3 years	75%
4 years	100%

Non-elective Company contributions for all participants vest in accordance with the above vesting schedule.

Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2 or in the case of serious financial hardship, as approved by the administrator. Additionally, the value of participant's contributions and the value of all vested Company contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant's election, payment may be made in cash as a single lump sum or in installments.

Administrative Expenses

The Company pays administrative expenses, which include record keeping, trustee fees and expenses of the Company incurred in administering the Plan. Participants pay loan origination and servicing fees.

Forfeited Accounts

Forfeitures of terminated participant's unvested amounts are used to reduce administrative expenses under the Plan, if any. Any remaining forfeited balances are applied to reduce future Company contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Investment Income

All money market and other mutual funds are stated at fair value at December 31, 2001 as determined by the Trustee. Common stock is stated at the quoted market price as listed on the New York Stock Exchange. All participant loans are valued at cost, which approximates fair value.

3. Plan Asset Transfers

During the year ended December 31, 2001, the Company transferred assets of $43,480 for nine employees to participate in the Plan.

Prior to the spin-off from ATI and through March 31, 2000, the Company's employees participated in the Teledyne 401(k) Plan sponsored by ATI. The Company's employees' account balances under that plan were transferred to the Plan effective April 1, 2000. The annual report for the Teledyne 401(k) Plan is filed by ATI.

In May 1996, the Company acquired Jandy Industries, Inc. (Jandy). Jandy's employees continued to participate in the Jandy Industries Inc. Employees Savings Plan (the Jandy Plan). Effective January 1, 1997, the Jandy Plan assets were frozen and participants were enrolled in the Teledyne 401(k) Plan. Effective July 28, 2000, the assets of the Jandy Plan were transferred into the Company's Plan. The Plan was amended to reflect and allow this asset transfer.

The assets transferred to the Plan during the period from April 1, 2000 (inception date) to December 31, 2000 were as follows:

Transfer from	Assets Transferred
Teledyne 401(k) Plan	$12,779,157
Jandy Industries Inc. Employees Savings Plan	2,246,536

$15,025,693

4. Investments

        The following presents investments of the Plan.

	December 31,
	2001	2000
Fidelity Fund	$154,604	$81,817
Fidelity Capital & Income Fund	55,756	23,196
Fidelity OTC Portfolio	369,502	357,009
Fidelity Overseas Fund	26,081	17,327
Fidelity Low-priced Stock Fund	341,118	23,443
Fidelity Aggressive Growth Fund	553,049	620,032
Fidelity Diversified International Fund	602,201	551,364
Fidelity Dividend Growth Fund	2,469,456	2,123,442
Fidelity Freedom Income Fund	13,626	5,058
Fidelity Freedom 2000 Fund	108,993	90,652
Fidelity Freedom 2010 Fund	842,267	664,698
Fidelity Freedom 2020 Fund	1,779,428	1,632,925
Fidelity Freedom 2030 Fund	1,409,850	1,508,051
Fidelity Managed Income Portfolio	145,683	3,511
Spartan® U.S. Equity Index Fund	4,832,960	5,001,217
Fidelity U.S. Bond Index Fund	889,615	602,603
Fidelity Freedom 2040 Fund	34,411	—

Total mutual funds	14,628,600	13,306,345
Money market funds:
Fidelity Retirement Money Market Portfolio	4,132,877	2,987,823
Common stock:
Water Pik Technologies, Inc. common stock	471,022	190,485
Teledyne Technologies, Inc. common stock	58,407	92,840
Allegheny Technologies Incorporated common stock	198,640	209,193

Total common stock	728,069	492,518
Participant loans	590,307	533,722

Total investments	$20,079,853	$17,320,408

During the year ended December 31, 2001 and for the period from April 1, 2000 (inception) to December 31, 2000, the Plan's instruments (including investments purchased, sold, as well as held during the period) appreciated (depreciated) in fair value as follows:

	December 31,
	2001	2000
Mutual funds	$(1,867,949)	$(1,750,305)
Common stock	36,648	(46,641)

	$(1,831,301)	$(1,796,946)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$20,043,537	$17,303,555
Amounts allocated to withdrawn participants	(402,018)	—

Net assets available for benefits per the Form 5500	$19,641,519	$17,303,555

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31, 2001	Period from April 1 2000 to December 31, 2000
Distributions to participants per the financial statements	$1,282,166	$801,653
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31	402,018	—

Distributions to participants per the Form 5500	$1,684,184	$801,653

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Tax Status of the Plan

The Plan is based on a prototype plan document designed to qualify under Section 401(a) of the Internal Revenue Code (the Code). This prototype plan is currently in the Remedial Amendment Process. Under Revenue Procedure 2000-20, the Internal Revenue Service is allowing plans based on prototype plans in the Remedial Amendment Process to operate without a determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Plan Termination

The Company intends to continue the Plan for the benefit of its employees; however, the Company reserves the right under the Plan to amend or terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. Upon such termination, all amounts credited to the participants' accounts shall become 100% vested, all assets of the Plan shall be distributed to the participants, and the obligation of the Company to make contributions would cease.

8. Transactions with Parties-in-Interest

During the year ended December 31, 2001 and the period from April 1, 2000 (inception) to December 31, 2000, there were transactions involving investment of plan assets in investment funds maintained by the Plan's trustees, parties-in-interest as defined in Section 3(14) of ERISA. One of the Plan's investment options is Water Pik Technologies, Inc. common stock which is purchased by the Plan trustee in the open market.

Supplemental Schedule

Water Pik Technologies, Inc. Retirement Plan

EIN: 25-1843384 Plan: 001

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Asset	Current Value
Water Pik Technologies, Inc. Common Stock*	54,202.778 shares	$471,022
Teledyne Technologies, Inc. Common Stock	3,585.432 shares	58,407
Allegheny Technologies Incorporated Common Stock	11,859.092 shares	198,640
Fidelity Fund*	5,352.332 shares	154,604
Fidelity Capital & Income Fund*	8,223.631 shares	55,756
Fidelity OTC Portfolio*	11,854.401 shares	369,502
Fidelity Overseas Fund*	951.161 shares	26,081
Fidelity Low-priced Stock Fund*	12,440.489 shares	341,118
Fidelity Aggressive Growth Fund*	29,077.225 shares	553,049
Fidelity Diversified International Fund*	31,561.879 shares	602,201
Fidelity Dividend Growth Fund*	87,167.515 shares	2,469,456
Fidelity Freedom Income Fund (SM)*	1,246.663 shares	13,626
Fidelity Freedom 2000 Fund (SM)*	9,461.200 shares	108,993
Fidelity Freedom 2010 Fund (SM)*	66,793.561 shares	842,267
Fidelity Freedom 2020 Fund (SM)*	141,448.932 shares	1,779,428
Fidelity Freedom 2030 Fund (SM)*	112,249.188 shares	1,409,850
Fidelity Retirement Money Market Portfolio*	4,132,876.610 shares	4,132,877
Fidelity Managed Income Portfolio*	145,683.450 shares	145,683
Spartan® U.S. Equity Index Fund*	118,921.318 shares	4,832,960
Fidelity U.S. Bond Index Fund*	82,371.786 shares	889,615
Fidelity Freedom 2040 Fund*	4,656.398 shares	34,411
Participant loans*	various maturities	590,307

		$20,079,853

*
Investment with a Party-in-Interest

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

By:	/s/ THERESA HOPE-REESE Theresa Hope-Reese, Member, Administrative Committee of the Water Pik Technologies, Inc. Retirement Plan

Date: June 28, 2002

Exhibit Index

Exhibit	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors. (Filed herewith.)

QuickLinks

Water Pik Technologies, Inc. Retirement Plan Audited Financial Statements and Supplemental Schedule
Contents
Report of Independent Auditors
Water Pik Technologies, Inc. Retirement Plan Statements of Net Assets Available for Benefits
Water Pik Technologies, Inc. Retirement Plan Statements of Changes in Net Assets Available for Benefits
Water Pik Technologies, Inc. Retirement Plan Notes to Financial Statements December 31, 2001
Supplemental Schedule Water Pik Technologies, Inc. Retirement Plan EIN: 25-1843384 Plan: 001 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
SIGNATURES
Exhibit Index